EXHIBIT 99.9
PRESS RELEASE
For Immediate Release
HIGHLAND CAPITAL MANAGEMENT, L.P.
ANNOUNCES INTENTION TO PURSUE BOARD OF DIRECTOR CHANGES AT
MOTIENT CORPORATION
     Dallas, Texas, February 14, 2006 — Highland Capital Management, L.P. (“Highland”) announced today that it intends to nominate a slate of new directors for election to the Board of Directors of Motient Corporation (PINK: MNCP.PK) (the “Company”).
     For months, Highland and James D. Dondero, a director of the Company and a principal of Highland, have been concerned by actions taken by the Company’s other directors. Highland believes that these directors have disregarded their fiduciary duties to the stockholders of the Company and consistently failed to manage the business and affairs of the Company in accordance with proper corporate governance practices, including in connection with the decision of these directors to pursue transactions with questionable benefits to the stockholders. Highland is presently pursuing derivative litigation in the Delaware courts on behalf of the Company against these directors that seeks redress for several alleged breaches of fiduciary duty by these directors. With growing frustration, Highland and other stockholders of the Company have witnessed a trail of continued mismanagement by these directors, as evidenced by the following events over just the past year:

➢	The disclosure in the Company’s 2004 Annual Report of material weaknesses in financial controls related to information security and lack of oversight.

➢	The apparent disclosure inadequacies that have been delineated by multiple amended SEC filings.

➢	A flawed preferred stock issuance in April 2005 that the Company attempted to correct in a subsequent Certificate of Correction and then an exchange offer.
     Additionally, the Company recently announced that it has abandoned a previously announced “roll-up” transaction involving Mobile Satellite Ventures, L.P. and TerreStar Networks Inc. Highland had maintained that this transaction was not in the best interests of the stockholders of the Company for several reasons, including the perceived flawed valuation methodology that had been used to value the Company’s assets and the contemplated unjust enrichment that would inure to the benefit of certain insiders and directors. Although the Company’s management has now provided sketchy details about yet another possible transaction, there can be no assurance that the Company can effectuate a transaction that maximizes stockholder value and is consistent with sound business judgment and in accord with the required fiduciary duties.
     Because of his loss of confidence in current management and the other members of the Company’s Board of Directors, James D. Dondero also announced today that he has resigned his position as director of the Company, effective immediately.
     Highland believes a new Board composed of qualified and predominantly independent individuals, free of any actual or perceived conflicts of interest, can implement the desperately needed proper process and establish integrity and a new strategic focus for the Company. Highland also believes that the Board’s continuing missteps can only be cured by electing new directors.
     To this end, Highland intends to nominate and support highly qualified individuals for election to an entirely new Board of the Company, including individuals who are independent of Highland and the Company under the requirements of The Nasdaq Stock Market. Highland hopes and believes that a slate of highly-qualified individuals, if elected, would improve the Company’s corporate governance practices and enhance stockholder value.
     Highland has retained the services of D.F. King & Co., Inc. to act as a solicitor in connection with any solicitation that Highland pursues with respect to the election of directors of the Company.
Contact:
Thomas Clohesy, TMC Communications, LLC
(212) 792-5673
thomas.clohesy@tmccommunications.com
     HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF THE COMPANY TO READ ITS PROXY OR CONSENT STATEMENT WHEN AND IF IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY OR CONSENT SOLICITATION. INVESTORS CAN GET THE PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, FOR FREE AT THE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, ANY SUCH PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, WILL BE AVAILABLE FOR FREE FROM THE PARTICIPANTS BY CONTACTING HIGHLAND’S SOLICITOR, D.F. KING & CO., INC., AT ITS TOLL-FREE NUMBER: (888) 886-4425, OR BY COLLECT CALL AT (212) 269-5550.
     INFORMATION CONCERNING THE IDENTITY OF THE POTENTIAL PARTICIPANTS IN ANY SUCH POTENTIAL PROXY OR CONSENT SOLICITATION AND A DESCRIPTION OF

THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY HIGHLAND ON FEBRUARY 14, 2006. Security holders of the Company can also obtain information concerning the identity of the potential participants in any such potential proxy or consent solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free by contacting Highland’s solicitor, D.F. King & Co., Inc., at its toll-free number: (888) 886-4425, or by collect call at (212) 269-5550.
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      Based in Dallas, Texas, and with offices in New York and London, Highland Capital Management, L.P. is a registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $20 billion in leveraged loans, high yield bonds, equities, structured products and other credit-sensitive assets for banks, insurance companies, pension plans, foundations and high net worth individuals.